EX-99.1

Embratel Participações S.A.

CNPJ/MF 02.558.124/0001-12

N.I.R.E. 3330026237-7

A Public Company

MATERIAL FACT

Embratel Participações S.A. (“EMBRAPAR” or “Company”), in compliance with the provisions of Instruction no. 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), announces to the public and to its shareholders that its controlling shareholder, Teléfonos de México, S.A. de C.V. (“Telmex”), in reference to the Material Fact released on July 24, 2006, announced today, through a material fact, its decision to file with CVM in the coming days a request to convert its tender offer for cancellation of the registration of EMBRAPAR as a public company, which was announced through the Material Fact dated May 8, 2006 (“Tender Offer”), into a voluntary tender offer under different procedures (“Voluntary Tender Offer”), as expressly authorized by CVM by decisions of its Board, dated July 18 and 27, 2006. The Voluntary Tender Offer will extend to any and all of the outstanding common and preferred shares of EMBRAPAR (“Shares”) and will be carried out through Telmex’s wholly owned subsidiary, Telmex Solutions Telecomunicações Ltda. (“Offeror”), with the intermediation of Unibanco – União de Bancos Brasileiros S.A.

As authorized by CVM, the Voluntary Tender Offer will result in the cancellation of EMBRAPAR as a public company (“Cancellation of the Registration”) if the following conditions are satisfied: (i) the Offeror acquires more than two-thirds of the Shares in the Voluntary Tender Offer; and (ii) Agência Nacional de Telecomunicações – ANATEL issues a statement favorable to the Cancellation of the Registration, before or after the conclusion of the Voluntary Tender Offer. If the conditions described above are satisfied, any remaining holder of Shares will have the opportunity, for a period following the satisfaction of such conditions, to require the Offeror to purchase its shares, as provided by article 10, paragraph 2 of CVM Instruction no. 361/02.

TELMEX also announced that the purchase price for the common shares and the preferred shares in the Voluntary Tender Offer will remain the price announced for the Tender Offer, R$ 6.95 (six Brazilian reais and ninety five cents) per 1,000 (one thousand) shares, adjusted by the monthly Taxa Referencial – TR, pro rata temporis, from May 8, 2006 (the announcement date of the Tender Offer) through the date of the settlement of the Voluntary Tender Offer.

The Voluntary Tender Offer will be extended to holders of the preferred shares underlying American Depositary Shares (“ADSs”). When the Voluntary Tender Offer is launched, EMBRAPAR will file a statement regarding the Voluntary Tender Offer with the Securities and Exchange Commission (“SEC”) in the United States. Holders of EMBRAPAR shares and ADSs should read the statement, because it will contain important information. A Portuguese translation of this document will be filed with CVM. This material will also be available free of charge on the SEC’s website at www.sec.gov.

Rio de Janeiro, July 28, 2006

Embratel Participações S.A.

Isaac Berensztejn

Investor Relations Officer